consolidated
financial
statements

FOR THE YEAR ENDED DECEMBER 31, 2008

report of management

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

management report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2008, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

John A. Manzoni	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
March 4, 2009

independent auditors' report on internal controls under standards of the public company accounting oversight board (united states)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Chartered Accountants

March 4, 2009
Calgary, Canada

independent auditors' report on financial statements

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. (the "Company") as at December 31, 2008 and 2007 and the Consolidated Statements of Income, Changes to Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2008 the Company changed its method of accounting for inventories. Also, as discussed in note 2 to the Consolidated Financial Statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges, and its method of accounting for uncertainty in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Chartered Accountants

March 4, 2009
Calgary, Canada

consolidated balance sheets

December 31 (millions of C$)	2008	2007

		(restated – notes 2 and 3)
Assets
Current

Cash and cash equivalents	93	536

Accounts receivable (note 5)	2,452	1,103

Inventories (note 6)	181	100

Prepaid expenses	16	12

Assets of discontinued operations (note 3)	186	174

	2,928	1,925

Other assets (note 7)	235	171

Goodwill (note 4)	1,283	1,325

Property, plant and equipment (note 8)	19,487	17,347

Assets of discontinued operations (note 3)	342	652

	21,347	19,495

Total assets	24,275	21,420

Liabilities
Current

Bank indebtedness	81	15

Accounts payable and accrued liabilities	1,918	1,879

Income and other taxes payable	468	375

Future income taxes (note 19)	300	–

Liabilities of discontinued operations (note 3)	51	93

	2,818	2,362

Deferred credits	51	21

Asset retirement obligations (note 9)	2,028	1,888

Other long-term obligations (note 11)	173	140

Long-term debt (note 10)	3,961	4,862

Future income taxes (note 19)	4,032	4,038

Liabilities of discontinued operations (note 3)	62	146

	10,307	11,095

Contingencies (note 16)
Shareholders' equity
Common shares, no par value (note 13)
Authorized: unlimited
Issued and outstanding:

2008 – 1,015 million (2007 – 1,019 million)	2,372	2,437

Contributed surplus	84	64

Retained earnings	8,966	5,651

Accumulated other comprehensive loss (note 14)	(272)	(189)

	11,150	7,963

Total liabilities and shareholders' equity	24,275	21,420

See accompanying notes.

On behalf of the Board

Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

consolidated statements of income

Years ended December 31 (millions of C$)	2008	2007	2006

		(restated – note 3)	(restated – note 3)
Revenue
Gross sales	11,779	8,861	8,524

Hedging gain/(loss) (note 15)	(28)	104	66

Gross sales, net of hedging	11,751	8,965	8,590

Less royalties	2,091	1,558	1,469

Net sales	9,660	7,407	7,121

Other (note 17)	146	145	109

Total revenue	9,806	7,552	7,230

Expenses
Operating	2,025	1,854	1,508

Transportation	208	205	202

General and administrative	295	223	233

Depreciation, depletion and amortization	2,979	2,177	1,813

Dry hole	492	607	213

Exploration	431	315	313

Interest on long-term debt	168	207	165

Stock-based compensation (recovery) (note 13)	(73)	(15)	51

(Gain)/loss on held-for-trading financial instruments (note 15)	(1,664)	25	–

Other, net (note 18)	(183)	34	(37)

Total expenses	4,678	5,632	4,461

Income from continuing operations before taxes	5,128	1,920	2,769

Taxes (note 19)

Current income tax	1,497	700	671

Future income tax (recovery)	119	(58)	519

Petroleum revenue tax	176	258	283

	1,792	900	1,473

Net income from continuing operations	3,336	1,020	1,296

Net income from discontinued operations (note 3)	183	1,058	709

Net income	3,519	2,078	2,005

Per common share (C$)

Net income from continuing operations	3.28	0.99	1.19

Diluted net income from continuing operations	3.23	0.97	1.16

Net income from discontinued operations	0.18	1.02	0.65

Diluted net income from discontinued operations	0.17	1.00	0.63

Net income	3.46	2.01	1.84

Diluted net income	3.40	1.97	1.79

Average number of common shares outstanding (millions) – basic	1,017	1,032	1,092

Average number of common shares outstanding (millions) – diluted	1,034	1,056	1,122

See accompanying notes.

consolidated statements of comprehensive income

Years ended December 31 (millions of C$)	2008	2007	2006

Net income	3,519	2,078	2,005

Foreign currency – translation of self-sustaining foreign operations [1]	(2,286)	947	179

Foreign currency – translation into reporting currency	2,186	(1,242)	208

Gains and losses on derivatives designated as cash flow hedges

Unrealized gains (losses) arising during the period [2]	3	(15)	–

Realized (gains) losses recognized in net income [3]	14	(83)	–

	17	(98)	–

Other comprehensive income	(83)	(393)	387

Comprehensive income	3,436	1,685	2,392

1.
Includes net investment hedging gain of $259 million (2007 – $168 million loss)

2.
Net of tax of $1 million (2007 – ($17) million)

3.
Net of tax of ($14) million (2007 – $31 million)

See accompanying notes.

consolidated statements of changes in shareholders' equity

December 31 (millions of C$)	2008	2007	2006

Common shares (note 13)

Balance at beginning of year	2,437	2,533	2,609

Issued on exercise of stock options	3	14	8

Purchased during the year	–	(110)	(84)

Acquisition of common shares for performance share unit plan	(68)	–	–

Balance at end of year	2,372	2,437	2,533

Contributed surplus

Balance at beginning of year	64	67	69

Purchase of common shares	–	(3)	(2)

Stock-based compensation (note 13)	20	–	–

Balance at end of year	84	64	67

Retained earnings

Balance at beginning of year	5,651	4,585	3,316

Transitional adjustment on adoption of new accounting policies (note 2)	–	7	–

Net income	3,519	2,078	2,005

Common share dividends (note 13)	(204)	(180)	(163)

Purchase of common shares	–	(839)	(573)

Balance at end of year	8,966	5,651	4,585

Accumulated other comprehensive income (loss) (note 14)

Balance at beginning of year	(189)	122	(265)

Transitional adjustment on adoption of new accounting policies (note 2)	–	82	–

Other comprehensive income (loss)	(83)	(393)	387

Balance at end of year	(272)	(189)	122

See accompanying notes.

consolidated statements of cash flows

Years ended December 31 (millions of C$)	2008	2007	2006

		(restated – note 3)	(restated – note 3)
Operating

Net income from continuing operations	3,336	1,020	1,296

Items not involving cash (note 20)	2,191	2,649	2,367

Exploration	431	315	313

	5,958	3,984	3,976

Changes in non-cash working capital (note 20)	(9)	(257)	(374)

Cash provided by continuing operations	5,949	3,727	3,602

Cash provided by discontinued operations	205	343	772

Cash provided by operating activities	6,154	4,070	4,374

Investing

Corporate acquisitions, net of cash acquired (note 4)	–	(209)	(66)

Capital expenditures

Exploration, development and other	(5,035)	(4,298)	(4,349)

Property acquisitions (note 4)	(436)	(54)	(201)

Proceeds of resource property dispositions	46	41	112

Proceeds from investment disposition	–	243	–

Changes in non-cash working capital	244	(206)	246

Discontinued operations, net of capital expenditures	207	1,244	488

Cash used in investing activities	(4,974)	(3,239)	(3,770)

Financing

Long-term debt repaid	(3,869)	(2,051)	(4,570)

Long-term debt issued	2,425	2,837	4,786

Common shares purchased, net	1	(946)	(656)

Acquisition of common shares for performance share plan	(68)	–	–

Common share dividends	(204)	(180)	(163)

Deferred credits and other	8	(42)	(77)

Changes in non-cash working capital	(14)	13	–

Cash used in financing activities	(1,721)	(369)	(680)

Effect of translation on foreign currency cash and cash equivalents	32	(5)	10

Net increase (decrease) in cash and cash equivalents	(509)	457	(66)

Cash and cash equivalents net of bank indebtedness, beginning of year	521	64	130

Cash and cash equivalents net of bank indebtedness, end of year	12	521	64

Cash and cash equivalents	93	536	103

Bank indebtedness	81	15	39

Cash and cash equivalents net of bank indebtedness, end of year	12	521	64

See accompanying notes.

notes to the consolidated financial statements

(tabular amounts in millions of C$, except as noted)

1. significant accounting policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 24.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs, other than major turnaround costs, are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in property, plant and equipment, and depleted using the unit of production method. The accounting of these costs varies within the industry. Others in the industry, including companies that follow the successful efforts method to account for oil and gas exploration and development costs, may account for these costs differently.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. To the extent a property has nil proved reserves, the remaining net book value and ongoing development costs are depleted immediately.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom (UK) and Scandinavia are depreciated using the unit of production method based on the related fields.

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

The Company's self-sustaining operations, which include the Canadian, UK and Norwegian operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (loss).

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income (loss).

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2008 are disclosed in note 15.

Canadian Institute of Chartered Accounts (CICA) section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the measurement provisions of these standards.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2008 are disclosed in note 15. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income in the year. Changes in accumulated other comprehensive income are comprised of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive income and recognized in net income, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations, and translation from the Company's functional currency to its presentation currency.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), British pounds sterling (UK£) and Norwegian kroner (NOK), respectively, and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is recorded in other comprehensive income.

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

Gross sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts. Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as property, plant and equipment, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

Talisman has stock option plans, a performance share unit (PSU) plan, a cash unit plan, a deferred share unit plan and a restricted share unit plan for employees and directors, which are described in note 13. With the exception of the PSU plan, all plans must or may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units and restricted share units, which are included in general and administrative expenses. For the PSU plan, the Company determines the fair value of the units on the date of grant using the Black-Scholes option pricing model and recognizes the fair value over the vesting period of the units as compensation expense and contributed surplus.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 23. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market or third party information. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2. changes in accounting policies

Adopted

a) Financial Instruments Presentation and Disclosure

Effective January 1, 2008, Talisman adopted the new CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

b) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

c) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman retrospectively adopted the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

d) Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535), which establish standards for disclosure concerning an entity's objectives, policies and processes for managing capital. The disclosures required by section 1535 are presented in note 12.

e) Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

f) Income Taxes

Effective January 1, 2007, Talisman adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48) for purposes of accounting for its uncertain tax positions. The 2006 and cumulative effect of the change in accounting principle was not material.

To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

g) Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861), and Hedges (section 3865). Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities).

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation adjustment and related net investment hedges. On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

The adjustment required to the January 1, 2007 Consolidated Balance Sheets to implement the change in accounting standards was as follows:

Impact increase/(decrease)	January 1, 2007

To recognize mark-to-market gains and losses on cash flow hedges

Accounts receivable	122

Accounts payable and accrued liabilities	11

Other long-term obligations	(12)

Future income tax liabilities	34

Retained earnings	7

Accumulated other comprehensive income	82

To include unamortized transaction costs as a reduction of long-term debt

Long-term debt	(41)

Other assets	(41)

To revalue hedged debt as part of fair value hedges

Long-term debt	(14)

Other long-term obligations	14

Talisman's accounting policy for financial instruments following the adoption of these sections is presented in note 1l).

Not Yet Adopted

h) Goodwill and Intangible Assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064), which will be effective for Talisman's 2009 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

i) Business Combinations

In January 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting.

j) Consolidated Financial Statements

In January 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

k) International Financial Reporting Standards (IFRS)

In 2008, the CICA confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting effective January 1, 2011. At the date of the Report of Management, the impact of the adoption of IFRS on the Company's Consolidated Financial Statements is not determinable.

3. discontinued operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Net income from discontinued operations reported on the Consolidated Statements of Income comprises the following:

	For the 12 months ended December 31
	North America			UK						Scandinavia			Other			Total
	2008	2007	2006	2008		2007		2006		2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenue
Gross sales	55	262	571	134	[1]	451	[1]	705	[1]	46	77	79	180	175	218	415	965	1,573

Royalties	12	58	125	–		38		42		3	4	4	26	19	32	41	119	203

Revenues, net of royalties	43	204	446	134		413		663		43	73	75	154	156	186	374	846	1,370

Expenses
Operating, marketing and general	8	41	104	81		158		162		5	15	8	15	13	20	109	227	294

Interest [2]	–	–	7	–		–		11		(2)	(2)	1	–	–	–	(2)	(2)	19

Dry hole	9	5	4	–		5		–		–	–	–	2	67	79	11	77	83

Depreciation, depletion and amortization	9	45	119	6		17		110		20	79	50	33	33	35	68	174	314

Income from discontinued operations before income taxes	17	113	212	47		233		380		20	(19)	16	104	43	52	188	370	660

Taxes	5	33	62	15		122		192		–	(12)	5	54	53	48	74	196	307

Net gain (loss) on disposition, net of tax	119	581	147	4		303		209		(54)	–	–	–	–	–	69	884	356

Net income (loss) from discontinued operations	131	661	297	36		414		397		(34)	(7)	11	50	(10)	4	183	1,058	709

1.
Includes $4 million, $70 million, and $67 million for 2008, 2007, and 2006, respectively, of other revenue related to pipeline and custom treating tariffs (see note 17).

2.
Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility that was required to be repaid with proceeds from property dispositions.

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets comprise the following:

	North America	UK	Scandinavia	Other	Total
	At December 31, 2008

Assets

Current assets	–	29	1	17	47

Property, plant and equipment, net	14	89	63	237	403

Future income taxes	–	–	–	1	1

Goodwill	1	47	29	–	77

Total assets [1]	15	165	93	255	528

Liabilities

Current liabilities	–	33	11	1	45

Asset retirement obligations	2	5	1	25	33

Future income taxes	–	10	25	–	35

Total liabilities [1]	2	48	37	26	113

	North America	UK	Scandinavia	Other	Total
	At December 31, 2007

Assets

Current assets	5	32	12	30	79

Property, plant and equipment, net	111	77	250	214	652

Future income taxes	–	–	–	2	2

Goodwill	6	51	36	–	93

Total assets [1]	122	160	298	246	826

Liabilities

Current liabilities	1	35	20	3	59

Asset retirement obligations	21	6	46	19	92

Future income taxes	–	11	77	–	88

Total liabilities [1]	22	52	143	22	239

1.
Assets and liabilities of $342 million and $62 million respectively (2007 – $467 million and $79 million respectively) have been classified as long-term.

North America

In 2008, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration. The sale is expected to be completed in the first quarter of 2009.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman sold oil and gas producing assets in Western Canada. These sales closed for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold later in 2007 for approximately $262 million, crystallizing a gain of $19 million.

In 2006, Talisman sold certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million, resulting in a gain of $147 million, net of tax of $61 million.

Talisman has entered into an agreement to sell assets in southeast Saskatchewan for proceeds of $720 million. These assets will be included in discontinued operations effective the first quarter of 2009. The sale is currently expected to be completed in the second quarter of 2009.

UK

In 2008, Talisman entered into an agreement to sell its assets in the Netherlands. The sale had an effective date of January 1, 2008 and closed in January 2009 for proceeds of approximately $600 million.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax writedown of these assets of $32 million. The transaction closed in 2008 and additional after tax writedowns of $32 million were recorded.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties, with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006), resulting in a gain of $335 million, net of tax of $64 million. An after tax post-closing adjustment gain of $36 million was recorded in 2008.

In 2006, Talisman sold certain non-core oil and gas producing assets in the UK. These sales closed for proceeds of $392 million, resulting in a gain of $209 million, net of tax of nil.

Scandinavia

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development. These non-producing assets are included in discontinued operations, resulting in an after tax write-down of $8 million. The transaction is expected to be completed in the second quarter of 2009.

Other

Talisman is continuing to negotiate the sale of its assets in Trinidad and Tobago. The operating results of these interests and exploration licenses which have been relinquished are included in the results of discontinued operations.

4. acquisitions

RSX Energy Inc.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc. (RSX), a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta.

The acquisition was accounted for using the purchase method and the assets and liabilities acquired were as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	131

Asset retirement obligations	(2)

Working capital	(7)

Future income tax	(21)

101

The results of RSX are included in the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project (Tangguh), located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million, comprising $213 million in cash and the assumption of $67 million of long-term debt. The Company entered into this transaction in order to further develop its business in Southeast Asia.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in Tangguh were as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	416

Net non-cash working capital	1

Asset retirement obligations	(2)

Future income tax	(135)

280

The results of Talisman's interest in Tangguh are included in the Consolidated Statements of Income with effect from January 1, 2008.

Other Acquisitions

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years following which Talisman has the option to enter into a production sharing contract as operator of the block with a 60% working interest.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 were as follows:

Fair value of net assets acquired	Other

Property, plant and equipment	429

Future income tax	(157)

272

In 2008, Talisman completed a number of minor oil and gas property acquisitions in North America for a total cost of $71 million, comprising cash of $69 million and properties exchanged of $2 million.

In 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million and working capital assumed of $(17) million and properties exchanged of $3 million.

In 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; the UK, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million; and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Fair value of net assets acquired	UK

Property, plant and equipment	487

Asset retirement obligations	(278)

Future income tax	(28)

181

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2008	2007

Balance at January 1 [1]	1,325	1,418

Foreign currency translation	(42)	(93)

Balance at December 31 [1]	1,283	1,325

1.
$77 million (December 31, 2007 – $93 million, January 1, 2007 – $168 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5. accounts receivable

December 31	2008	2007

Trade receivables	1,274	1,104

Fair value of derivative contracts (note 15)	1,198	1

Allowance for doubtful accounts	(20)	(2)

	2,452	1,103

1.
$35 million (December 31, 2007 – $62 million) has been reclassified to assets of discontinued operations.

6. inventories

December 31	2008	2007

Materials and supplies	59	37

Product	122	63

	181	100

1.
$12 million (December 31, 2007 – $15 million) has been reclassified to assets of discontinued operations.

7. other assets

December 31	2008	2007

Accrued pension asset (note 22)	32	42

Fair value of derivative contracts (note 15)	43	40

Investments	41	33

Future tax assets (note 19)	57	33

Note receivable	31	–

Other	31	23

	235	171

1.
$216 million of 2007 long-term capital inventory has been reclassified to property, plant and equipment. See note 2b).

8. property, plant and equipment

December 31, 2008	Cost	Accumulated DD&A	Net book value [1]

Oil and gas assets	28,109	8,741	19,368

Corporate assets	466	347	119

	28,575	9,088	19,487

December 31, 2007

Oil and gas assets [2]	23,097	5,846	17,251

Corporate assets	390	294	96

	23,487	6,140	17,347

1.
Net book value of $403 million (2007 – $652 million) has been reclassified to assets of discontinued operations.

2.
$216 million of 2007 long-term capital inventory has been reclassified from other assets. See note 2b).

Included in property, plant and equipment are capitalized interest costs of $71 million (2007 – $35 million) relating to unproved properties and projects under construction and development. During the year ended December 31, 2008, interest costs of $60 million (2007 – $83 million; 2006 – $72 million) were capitalized.

During the fourth quarter of 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter when there is a material change in circumstances, an incremental DD&A expense of $84 million was booked to reflect declines in year-end reserves.

During the fourth quarter of 2008, impairment expense of $4 million was recorded (2007 – $9 million; 2006 – $nil), which arose from writing down one property in the Scandinavia segment to its fair value based on estimated discounted net cash flows. The impairment charge is recorded in other expenses on the Consolidated Statements of Income.

Non-Depleted Capital

Included in property, plant and equipment are the following costs that were not subject to DD&A at December 31:

	2008	2007

Undeveloped land

North America	445	–

Other	519	–

Acquired unproved reserve costs associated with producing fields [1]

UK	371	717

Scandinavia	121	180

Southeast Asia	8	7

Acquired unproved reserve costs not associated with producing fields [1]

UK	122	136

Scandinavia	99	108

Southeast Asia	191	156

Other	16	20

Exploration costs [2]	1,121	812

Development projects [3]

UK	313	263

Scandinavia	782	363

Southeast Asia	947	726

Other	23	5

	5,078	3,493

1.
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2.
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3.
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2007	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2008

North America	492	(182)	(142)	380	548

UK	139	(5)	(42)	8	100

Scandinavia	16	–	(3)	2	15

Southeast Asia	123	(3)	–	274	394

Other	42	(27)	(5)	54	64

	812	(217)	(192)	718	1,121

	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2007

North America	503	(163)	(234)	386	492

UK	135	(7)	(91)	102	139

Scandinavia	36	(11)	(24)	15	16

Southeast Asia	33	(31)	–	121	123

Other	62	(12)	(10)	2	42

	769	(224)	(359)	626	812

	December 31, 2005	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2006

North America	328	(167)	(82)	424	503

UK	2	–	–	133	135

Scandinavia	14	(11)	(3)	36	36

Southeast Asia	10	(10)	–	33	33

Other	96	(11)	(36)	13	62

	450	(199)	(121)	639	769

Costs relating to wells drilled prior to 2008 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2008 and related costs are as follows:

	Years	Number of wells	Cost

North America	2003-7	52	157

UK	2007	2	40

Scandinavia	2007	1	9

Southeast Asia	2007	1	7

Other	2005	1	21

		57	234

North American wells drilled prior to 2008 are principally in the process of being evaluated or are awaiting completion or the construction of infrastructure. The UK wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed. The Scandinavia and Southeast Asia wells relate to fields where further appraisal drilling is planned. The Other well relates to a field where appraisal drilling is ongoing.

9. asset retirement obligations (ARO)

At December 31, 2008, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.9 billion (2007 – $4.4 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from general company resources as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 6.27% (2007 – 5.95%). Total accretion for the year ended December 31, 2008 of $113 million (2007 – $97 million; 2006 – $68 million) has been included in DD&A expense in the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its property, plant and equipment are as follows:

	2008	2007

ARO liability at January 1	1,932	1,819

Liabilities incurred during the year	92	89

Liabilities settled during the year [3]	(57)	(46)

Accretion expense	113	97

Revisions in estimated cash flows	70	170

Foreign currency translation	(92)	(197)

ARO liability at December 31 [1,2]	2,058	1,932

1
$33 million (December 31, 2007 – $92 million, January 1, 2007 – $156 million) has been reclassified to liabilities of discontinued operations.

2
Included in December 31, 2008 and December 31, 2007 liabilities are $30 million and $44 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the balance sheet for a net long-term ARO liability of $2,028 million and $1,888 million, respectively.

3
$44 million of the asset retirement expenditures in 2008 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2007.
Settlements in respect of discontinued operations are excluded from the disclosure above.

10.  long-term debt

December 31	2008	2007

Bank Credit Facilities

1.55% (2007 – 5.21%) Bank Credit Facilities 1, [2]	576	1,806

Tangguh Project Financing	102	67

Debentures and Notes (Unsecured) [3]

6.89% notes (US$20 million), Series B, due 2010 2, [4]	24	30

6.68% notes (US$100 million), due 2008	–	99

8.06% medium term notes, due 2009 [2]	174	174

4.44% medium term notes (C$350 million), due 2011 [5]	350	350

5.125% notes (US$375 million), due 2015 [6]	459	377

6.625% notes (UK£250 million), due 2017	448	490

7.25% debentures (US$300 million), due 2027	367	296

5.75% notes (US$125 million), due 2035	153	124

5.85% notes (US$500 million), due 2037	612	494

6.25% notes (US$600 million), due 2038	735	590

Gross debt	4,000	4,897

Prepaid financing costs	(39)	(35)

Long-term debt	3,961	4,862

1
Rate reflects the weighted average interest rate of instruments outstanding at December 31. Rate is floating rate-based and varies with changes in short-term market interest rates.

2
The amounts outstanding at December 31 have been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

3
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes which is payable annually, and interest on the 6.89% notes, which is payable quarterly.

4
Repayable in two US$10 million annual installments ending in 2010. US$10 million was repaid during 2008.

5
The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15.

6
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (2.58% at December 31, 2008). See note 15.

Bank Credit Facilities

At December 31, 2008, Talisman had unsecured credit facilities totaling $2,795 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $245 million (US$200 million) (Facility No. 5). The maturity dates are June 30, 2012 for Facility No. 1 and September 30, 2012 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and re-borrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2010. Until the term date, the Company may borrow, repay and re-borrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 16 for a summary of letters of credit.

Talisman is in compliance with all of its debt covenants.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $102 million was outstanding under these facilities at December 31, 2008, which is secured by Talisman's interest in the Tangguh Project, having a net book value of $258 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin Resources plc (Paladin), the Company arranged a $2,605 million (UK£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. During 2006, the balance was repaid and the facility was cancelled.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility were repaid and the facility was cancelled.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2009 [1]	186

2010	12

2011	350

2012	576

2013	–

Subsequent to 2013	2,876

Total	4,000

1
The portion of long-term debt payable in 2009 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

11.  other long-term obligations

December 31	2008	2007

Accrued pension and other post-employment benefits liability (note 22)	60	51

Fair value of derivative contracts (note 15)	69	52

Discounted obligations under capital leases [1]	31	28

Other	13	9

Total	173	140

1
During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Production and Storage Offloading (FPSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$18 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $37 million (2007 – $33 million), $6 million (2007 – $5 million) is included in accounts payable and accrued liabilities.

12.  capital disclosures

Talisman's objectives when managing capital are:

•
to maintain balance sheet strength, ensuring Talisman's financial capacity to meet its strategic objectives, while retaining an appropriate amount of leverage;

•
to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

•
to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure (combination of debt and equity) within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or equity (through a normal course issuer bid), controlling the amount it returns to shareholders, and making adjustments to its capital expenditure program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt per the balance sheet divided by gross debt plus total equity. Talisman has historically maintained this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman has historically maintained this ratio under 2:1.

The ratios at December 31, 2008 and 2007 are as follows:

Debt-to-debt plus equity at December 31	2008	2007

Gross debt (note 10)	4,000	4,897

Total equity	11,150	7,963

Debt-to-debt plus equity	26%	38%

Debt-to-cash flow at December 31	2008	2007

Gross debt (note 10)	4,000	4,897

Cash flow	6,163	4,327

Debt-to-cash flow	0.65:1	1.13:1

The calculation of cash flow is as follows:

	2008	2007

Cash provided by operating activities	6,154	4,070

Changes in non-cash working capital	9	257

Cash flow	6,163	4,327

Talisman's debt-to-debt plus equity ratio was approximately 26% at December 31, 2008 compared to 38% at December 31, 2007. The decrease was a result of a decrease in gross debt, due principally to cash flow exceeding capital expenditures and the application of cash received from the Brae disposition to pay down debt, partially offset by the weakening of the C$ relative to the US$, the currency of the majority of the Company's borrowings, combined with an increase in total equity of approximately $3.2 billion, principally related to net income. Talisman's debt-to-cash flow was 0.65:1 at December 31, 2008 and 1.13:1 at December 31, 2007. The decrease was the result of an increase in cash flow, due principally to higher realized prices, and the aforementioned reduction in gross debt during 2008.

13.  share capital

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2008		2007		2006

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,018,590,255	2,437	1,063,928,405	2,533	1,098,783,945	2,609

Issued on exercise of options	179,994	3	655,950	14	438,860	8

Purchased for PSU plan (see below)	(4,062,000)	(68)	–	–	–	–

Purchased during the year	–	–	(45,994,100)	(110)	(35,294,400)	(84)

Balance, end of year	1,014,708,249	2,372	1,018,590,255	2,437	1,063,928,405	2,533

During 2008, Talisman declared a dividend of $0.20 per share (2007 – $0.175 per share; 2006 – $0.15 per share) for an aggregate dividend of $204 million (2007 – $180 million; 2006 – $163 million).

Subsequent to December 31, 2008, 68,625 stock options were exercised for shares, resulting in 1,014,776,874 common shares outstanding at February 27, 2009.

No preferred shares have been issued.

Normal Course Issuer Bid

During the year ended December 31, 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

In October 2008, Talisman renewed its Normal Course Issuer Bid with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009.

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a Normal Course Issuer Bid for a total cost of $951 million (2006 – 35,294,400 for $659 million).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of cash units	2008		2007		2006

	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	63,578,912	13.21	63,921,148	10.79	64,485,717	8.71

Granted	17,071,170	17.71	12,812,895	20.21	10,496,690	19.67

Exercised for common shares	(179,994)	9.00	(655,950)	6.94	(438,860)	6.55

Exercised for cash payment	(13,880,528)	9.08	(11,402,848)	7.45	(9,439,024)	6.12

Forfeited/expired	(1,712,039)	19.11	(1,096,333)	17.56	(1,183,375)	15.04

Outstanding at December 31	64,877,521	15.14	63,578,912	13.21	63,921,148	10.79

Exercisable at December 31	30,135,489	10.80	29,722,984	8.32	27,606,033	6.45

Options available for future grants pursuant to the Company's Stock Option Plans	45,709,050		47,187,653		47,501,367

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2008	Outstanding options			Exercisable options

Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

2.86 - 3.99	413,815	2.86	–	413,815	2.86

4.00 - 5.99	406,525	4.40	1	406,525	4.40

6.00 - 8.99	15,130,897	7.30	4	15,130,897	7.30

9.00 - 11.99	608,359	10.64	9	132,539	9.68

12.00 - 14.99	12,031,736	13.95	6	11,605,326	14.02

15.00 - 17.99	394,140	16.03	9	89,550	15.41

18.00 - 22.54	35,892,049	19.17	8	2,356,837	19.83

2.86 - 22.54	64,877,521	15.14	7	30,135,489	10.80

The mark-to-market liability for the stock option plans at December 31, 2008 was $81 million (2007 – $361 million).

Subsequent to December 31, 2008, 305,090 stock options were exercised for cash, 68,625 were exercised for shares, 206,370 were granted, 94,813 were cancelled and 22,650 expired with 64,592,713 stock options outstanding at February 27, 2009.

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

Continuity of cash units	2008		2007		2006

	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	9,970,493	15.14	8,352,328	12.68	7,351,065	9.90

Granted	2,184,940	18.06	2,762,980	20.16	2,107,215	19.67

Exercised	(1,984,466)	10.85	(943,220)	7.56	(1,006,652)	6.61

Forfeited	(447,885)	19.43	(201,595)	17.53	(99,300)	16.44

Outstanding at December 31	9,723,082	16.52	9,970,493	15.14	8,352,328	12.68

Exercisable at December 31	3,495,861	11.40	2,605,153	7.67	2,411,293	6.93

The range of exercise prices of the Company's cash units is as follows:

December 31, 2008	Outstanding units			Exercisable units

Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 - 8.99	1,503,553	7.30	4	1,503,553	7.30

9.00 - 11.99	48,845	10.75	9	13,325	10.10

12.00 - 14.99	1,795,695	14.02	6	1,795,695	14.02

15.00 - 17.99	28,205	15.91	8	7,725	15.41

18.00 - 21.69	6,346,784	19.46	8	175,563	19.72

6.60 - 21.69	9,723,082	16.52	7	3,495,861	11.40

The mark-to-market liability for the cash unit plan at December 31, 2008 was $7 million (2007 – $40 million).

Subsequent to December 31, 2008, nil cash units were exercised, 22,610 were granted and 47,827 were cancelled with 9,697,865 cash units outstanding at February 27, 2009.

Performance Share Unit (PSU) Plan

During 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

To satisfy the Company's obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

During the year, the Company recorded stock-based compensation expense of $20 million relating to its PSU plan, with a corresponding increase in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman also issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2008, there were 316,390 (2007 – 244,000) units outstanding. The mark-to-market liability of $4 million (2007 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2008, there were 250,181 (2007 – 83,793) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $0.5 million (2007 – $0.2 million).

Stock-Based Compensation

For the year ended December 31, 2008, the Company recorded a stock-based compensation recovery of $73 million (2007 – $15 million recovery; 2006 – $51 million expense) relating to its stock option, cash unit, PSU and RSU plans. The Company paid cash of $211 million (2007 – $168 million; 2006 – $159 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $6 million (2007 – $3 million; 2006 – $3 million).

The combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $93 million (2007 – $405 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

14.  accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) are as follows:

	2008	2007	2006

Accumulated other comprehensive income (loss) at beginning of year

Derivative financial instruments designated as cash flow hedges	(16)	–	–

Foreign currency translation adjustments	(173)	122	(265)

	(189)	122	(265)

Adjustment due to change in method of accounting

Derivative financial instruments designated as cash flow hedges	–	82	–

Other comprehensive income (loss) for the year

Gains and losses on derivatives designated as cash flow hedges

Unrealized gains (losses) arising during the year	3	(15)	–

Realized (gains) losses recognized in net income	14	(83)	–

Foreign currency translation adjustments	(100)	(295)	387

	(83)	(393)	387

Accumulated other comprehensive income (loss) at end of year

Derivative financial instruments designated as cash flow hedges	1	(16)	–

Foreign currency translation adjustments	(273)	(173)	122

	(272)	(189)	122

15.  financial instruments

Talisman's financial assets and liabilities at December 31, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

Asset (liability) at December 31
	2008			2007

	Carrying value	Fair value	Unrecognized gain (loss)	Carrying value	Fair value	Unrecognized gain (loss)

Gross long-term debt	(4,000)	(3,340)	660	(4,897)	(4,876)	21

Discounted obligations under capital leases	(37)	(37)	–	(33)	(33)	–

Notes receivable	31	31	–	–	–	–

Cross currency and interest rate swaps	30	29	1	54	41	13

Natural gas derivatives	(33)	(33)	–	(65)	(65)	–

Crude oil derivatives	1,145	1,145	–	(20)	(20)	–

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value. Notes receivable are classified as held-for-trading financial instruments and presented at fair value calculated using discounted cash-flows and the Black-Scholes model to value the conversion feature.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange and independent price publications.

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as of December 31, 2008:

	Fair Value Measurements using

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value

Assets

Interest rate swaps	–	55	–	55

Collars	–	608	–	608

Put options	–	578	–	578

	–	1,241	–	1,241

Liabilities

Commodity swaps	–	74	–	74

Cross currency swaps	–	25	–	25

Note receivable	–	–	31	31

	–	99	31	130

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

Years ended December 31	2008	2007

Balance at beginning of period	–	–

Purchases, sales, issuance and settlements	40	–

Realized and unrealized gains (losses)	(9)	–

Balance at December 31, 2008	31	–

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty's common shares.

Risk Management Assets, Liabilities, Gains (Losses) and Cash Flows

Risk Management Position

Derivative instrument	Balance sheet caption	2008	2007

Assets

Interest rate swaps	Accounts receivable	12	1

Interest rate swaps	Other assets	43	4

Cross currency swaps	Other assets	–	36

Commodity contracts	Accounts receivable	1,186	–

Risk management assets		1,241	41

Liabilities

Cross currency swaps	Accounts payable and accrued liabilities	(3)	–

Cross currency swaps	Other long-term obligations	(22)	–

Commodity contracts	Accounts payable and accrued liabilities	(27)	(33)

Commodity contracts	Other long-term obligations	(47)	(52)

Risk management liabilities		(99)	(85)

Net Income and Cash Flow Impact of Realized and Unrealized Gains (Losses) from Risk Management Activities

During the year, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $28 million (2007 – $104 million increase; 2006 – $66 million increase).

During the year, the Company recorded a gain of $1,664 million (2007 – $25 million loss; 2006 – $nil) in respect of held-for-trading financial instruments, comprising a realized gain of $489 million (2007 – $40 million; 2006 – $nil) and an unrealized gain of $1,175 million (2007 – $(65) million loss; 2006 – $nil). The realized gain is included in cash provided by operating activities.

Market Risk

Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currency. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. Talisman had no outstanding foreign exchange forward contracts at December 31, 2008.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2008, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes due 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. The balance in accumulated other comprehensive income at December 31, 2008 was a gain of $1 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In respect of financial instruments existing at December 31, 2008, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $14 million in net income and a decrease of $2 million in other comprehensive income in the year ended December 31, 2008. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). The Company's interest rate risk policy reflects guidelines approved by the Board of Directors. Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2008, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2008, the fair value of the fixed-to-floating interest rate swaps increased by $50 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2008, a 1% increase in interest rates would have resulted in a $22 million decrease in net income, principally related to the fair value of the interest rate swap and floating rate debt in the year ended December 31, 2008. A similar decrease in interest rates would have had the opposite effect.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2008:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value

ICE index	2009 Jan-Mar	23,452	7.97	(7)

ICE index	2009 Apr-Sep	23,452	6.06	(13)

ICE index	2009 Oct-Dec	20,638	7.70	(7)

ICE index	2010 Jan-Mar	20,638	7.70	(9)

ICE index	2010 Apr-Sep	20,638	6.33	(15)

ICE index	2010 Oct-Dec	17,824	7.44	(7)

ICE index	2011 Jan-Mar	17,824	7.44	(9)

ICE index	2011 Apr-Jun	16,886	6.78	(7)

				(74)

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value

Dated Brent oil index	2009 Apr-Dec	35,000	97.71/139.00	502

WTI	2009 Apr-Dec	16,000	71.81/98.06	106

				608

Two-way collars	Term	mcf/d	Floor/ceiling C$/mcf	Fair value

AECO index	2009 Apr-Oct	9,482	6.33/6.76	–

Put options	Term	bbls/d	US$/bbl	Fair value

Dated Brent oil index	2009 Jan-Mar	57,500	90.00	274

WTI	2009 Jan-Mar	57,500	90.00	263

				537

Put options	Term	mcf/d	C$/mcf	Fair value

AECO index	2009 Jan-Dec	222,827	6.33	41

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2008, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $17 million for the year ended December 31, 2008. A similar decrease in commodity prices would have had the opposite impact. The sensitivity of net income to commodity price changes is dependent on commodity price assumptions.

Subsequent to year-end and up to and including February 27, 2009, Talisman entered into additional derivative oil price contracts for 25,000 bbls/d of production. These contracts are in place for the period from April 1, 2009 to December 31, 2009, with an average floor and ceiling price of US$43.44 and US$50.23 respectively.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Substantially all of the Company's trade accounts receivable at December 31, 2008 were current and the largest single counterparty exposure, accounting for 18% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure increased significantly during the fourth quarter of 2008 due to the decline in commodity prices. The Company diversifies its derivative counterparty exposure but the majority of the exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through its Troubled Assets Relief Program.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010. The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities.

At December 31, 2008, the Company had $576 million drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

16.  contingencies and commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself.

Estimated Future Minimum Commitments 1

	2009	2010	2011	2012	2013	Subsequent to 2013	Total

Office leases	41	38	37	31	22	43	212

Vessel leases [2]	285	139	76	67	47	8	622

Transportation and processing commitments [3]	203	190	169	150	121	485	1,318

Minimum work commitments	244	248	131	4	–	–	627

Abandonment obligations	34	58	75	49	60	4,648	4,924

Other service contracts [4]	1,046	634	357	141	79	100	2,357

Total	1,853	1,307	845	442	329	5,284	10,060

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2008 exchange rate.

2
Includes the future minimum lease payments of assets under capital lease.

3
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4
Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

During the year, Talisman incurred rental expenses of $310 million (2007 – $225 million; 2006 – $154 million).

Talisman's estimated total undiscounted future ARO at December 31, 2008 was $4.9 billion (2007 – $4.4 billion), approximately 60% of which is related to Talisman's UK operations. At December 31, 2008, Talisman had accrued $2.1 billion (2007 – $1.9 billion) of this liability. The Company has provided letters of credit at January 1, 2009 in an amount of $1,053 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($681 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $248 million of abandonment letters of credit in place from January 1, 2009 until December 31, 2009 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following natural gas commodity contracts outstanding at December 31, 2008:

Swaps	Term	mcf/d	C$/mcf

AECO index	2009 Apr-Oct	56,892	6.41

AECO index	2009 Jan-Dec	3,671	3.47

AECO index	2010 Jan-Dec	3,671	3.56

AECO index	2011 Jan-Dec	3,671	3.67

Collars	Term	mcf/d	Floor/ceiling C$/mcf

AECO index	2009 Apr-Oct	85,338	6.34/6.98

The Company entered into the following natural gas commodity contracts during the period from January 1, 2009 to February 27, 2009:

Contract	Term	Average volume	Average price or floor/ceiling

AECO index collars	Apr-Oct 2009	18,964 mcf/d	C$6.33/6.95/mcf

AECO index collars	Nov-Dec 2009	90,081 mcf/d	C$6.33/7.20/mcf

AECO index swaps	Apr-Oct 2009	9,482 mcf/d	C$6.49/mcf

AECO index swaps	Nov-Dec 2009	14,223 mcf/d	C$6.33/mcf

AECO index swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf

AECO index collars	Jan-Dec 2010	175,420 mcf/d	C$6.33/7.55/mcf

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex the majority of the natural gas sales are exchanged for crude oil on an energy equivalent basis. The minimum volume commitment under this contract is 258 bcf over the remaining 13 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is 280 bcf over the remaining 15 year life of the contract. Under the agreement with PGN, sales from Corridor to West Java are fixed at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is 764 bcf over the remaining 15 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

The Company anticipates having sufficient production to meet all future delivery commitments.

17.  other revenue

Years ended December 31	2008	2007	2006

Pipeline and custom treating tariffs [1]	124	112	93

Investment income	14	21	13

Marketing income	8	12	3

	146	145	109

1
$4 million (2007 – $70 million; 2006 – $67 million) has been reclassified to income from discontinued operations.

18.  other expenses, net

Years ended December 31	2008	2007	2006

Net gain on asset disposals	(74)	(12)	(106)

Foreign exchange loss (gain)	(165)	53	24

Property impairments	4	9	–

Bad debt provision	18	–	–

Wind farm	2	5	22

Miscellaneous interest	1	20	21

Other	31	(41)	2

	(183)	34	(37)

19.  taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2008	2007	2006

Current income tax

North America	31	105	29

UK	756	49	65

Scandinavia	243	181	199

Southeast Asia	353	294	333

Other	114	71	45

	1,497	700	671

Future income tax (recovery)

North America	461	(258)	(152)

UK	(194)	306	688

Scandinavia	(85)	(91)	1

Southeast Asia	(27)	(28)	(5)

Other	(36)	13	(13)

	119	(58)	519

Total [1]	1,616	642	1,190

1
$97 million (2007 – $350 million; 2006 – $347 million) has been reclassified to income from discontinued operations.

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2008	2007

Future tax liabilities

Property, plant and equipment	4,891	4,845

Other	505	258

	5,396	5,103

Future tax assets

Asset retirement obligations	975	944

Other	146	154

	1,121	1,098

Net future tax liability [1]	4,275	4,005

1
$35 million (2007 – $86 million) has been reclassified to assets and liabilities of discontinued operations.

The net future tax liability is presented in the balance sheet as follows:

	2008	2007

Balance sheet

Future tax liabilities	4,332	4,038

Future tax assets (note 7)	(57)	(33)

	4,275	4,005

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.79% for the year ended December 31, 2008 (2007 – 32.41%; 2006 – 32.49%) to income from continuing operations as follows:

Years ended December 31	2008	2007	2006

Income from continuing operations before taxes	5,128	1,920	2,769

Statutory income tax rate	29.79%	32.41%	32.49%

Income taxes calculated at the Canadian statutory rate	1,528	622	900

Increase (decrease) in income taxes resulting from:

Non-deductible royalties, mineral taxes and expenses	–	–	16

Resource allowances	–	–	(14)

Change in statutory tax rates	–	(180)	113

Non-taxable expense (income)	(51)	(24)	(14)

Tax on items not included in income from continuing operations	(84)	100	(27)

Deductible PRT expense	(81)	(83)	(91)

Difference between future and statutory rates	(112)	(7)	(5)

Higher foreign tax rates	537	233	321

Other	(121)	(19)	(9)

Income taxes	1,616	642	1,190

At December 31, 2008, Talisman had unused non-capital tax losses of $102 million (2007 – $101 million; 2006 – $nil). The majority of these losses arose in the US and expire between 2027 and 2028.

Changes in unrecognized tax benefits are summarized below:

	2008	2007

Unrecognized tax benefit at January 1	83	87

Increases due to prior period tax positions	–	30

Decreases due to prior period tax positions	(3)	(25)

Increases due to current period tax positions	–	19

Decreases due to current period tax positions	(2)	–

Increases due to settlement with taxation authorities	2	–

Decreases due to settlements with taxation authorities	(13)	(28)

Unrecognized tax benefit at December 31	67	83

Talisman's entire unrecognized tax benefit as of December 31, 2008 and December 31, 2007, if recognized, would affect the Company's effective tax rate.

No significant change in the total unrecognized tax benefit is expected in 2009.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2008 was $2 million (2007 – $6 million; 2006 – $3 million). The total amount of accrued interest and penalties was $18 million at December 31, 2008 (2007 – $16 million).

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination

Canada	1987 to date

US	2004 to date

UK	2002 to date

Norway	2003 to date

Malaysia	2003 to date

Indonesia	1998 to date

Vietnam	2001 to date

Trinidad	2002 to date

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $83 million (2007 – $262 million; 2006 – $256 million) and future tax expense of $93 million (2007 – recovery of $4 million; 2006 – expense of $27 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

20.  supplemental cash flow information

Items Not Involving Cash

Years ended December 31	2008	2007	2006

Depreciation, depletion and amortization	2,979	2,177	1,813

Dry hole	492	607	213

Net gain on asset disposals	(76)	(12)	(106)

Stock-based compensation recovery	(284)	(183)	(108)

Future taxes and deferred PRT (recovery)	212	(62)	546

Unrealized (gains) losses on held-for-trading financial instruments	(1,222)	65	–

Financial instruments contract premium	46	–	–

Other	44	57	9

	2,191	2,649	2,367

Cash interest paid (net of capitalized interest)	162	232	184

Cash income taxes paid	1,385	997	1,173

Changes in Non-Cash Operating Working Capital

Years ended December 31	2008	2007	2006

Accounts receivable	3	(91)	197

Inventories	(43)	77	(182)

Prepaid expenses	(5)	13	(9)

Asset retirement obligations expenditures [1]	(57)	(46)	(50)

Accounts payable and accrued liabilities	(11)	(186)	(93)

Income and other taxes payable	104	(24)	(237)

Net use of cash	(9)	(257)	(374)

1
$44 million of the asset retirement expenditures in 2008 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2007.

21.  weighted average shares outstanding basic and diluted

(millions)	2008	2007	2006

Weighted average number of common shares outstanding – basic	1,017	1,032	1,092

Dilution effect of stock options	17	24	30

Weighted average number of common shares outstanding – diluted	1,034	1,056	1,122

Outstanding stock options are the only instruments that are currently dilutive to net income per share. For 2008, 26,985,720 stock options that were anti-dilutive have been excluded from the computation of diluted net income per share (2007 – 10,859,778; 2006 – 2,548,433).

22.  employee benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 49% of the accrued benefit obligation at December 31, 2008, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the employee benefit plans for funding purposes was at December 31, 2007, with the next valuation at December 31, 2008. The most recent actuarial valuation of the executive pension plan for funding purposes was at July 1, 2007, with the next valuation at December 31, 2009. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2008	2007	2006

Accrued benefit obligation

Discount rate (%)	6.5	5.5	5.0

Rate of compensation increase (%)	4.6	4.8	4.5

Benefit expense

Discount rate (%)	5.5	5.0	4.9

Expected long-term rate of return on plan assets (%)	6.6	6.8	6.8

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2036	2018	2018

The discount rate assumptions used to determine pension and post-retirement benefit plan obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

The approximate target allocation percentage for the Canadian employee and executive plans that account for 42% of total plan assets is 70% equities and 30% bonds. The approximate target allocation for the UK employee plan that accounts for 46% of total plan assets is 45% UK equities, 35% global equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian equity pooled funds.

The majority of pension assets are invested in equity securities, as illustrated in the asset allocation table below:

	2008	2007	2006

Equity securities (%)	58	71	79

Fixed income (%)	32	27	20

Cash (%)	8	2	1

Real estate (%)	2	–	–

	100	100	100

The Canadian defined benefit plans' investment policy is designed to mitigate the risk of capital loss while providing a framework for selecting investments with a reasonable expectation of providing a prescribed rate of return or appreciation in value. Plan assets are invested in accordance with this investment policy. Investment managers must maintain specified asset mixes and diversification by industry, geographic location, and economic and currency risk. The maximum market value of the assets of an equity manager's portfolio that should be invested in the equity securities of any one company is 10%. Equity managers may use the full range of equity capitalization, except that no more than 10% of each manager's portfolio will be invested in companies having market capitalizations of less than $100 million. Foreign investments are managed passively to replicate the S&P 500 Index hedged to Canadian dollars and the MSCI EAFE Index. Investments in bonds and debentures are managed passively to replicate the DEX Universe Bond Index. Bonds, debentures, and short-term investments are limited to those meeting minimum credit ratings, as determined by recognized credit rating services. No more than 5% of a manager's portfolio may be invested in short-term investments of any one corporate issuer, while no more than 10% may be invested in bonds of any one corporate issuer.

The UK defined benefit plan's investment policy is designed to mitigate risk through asset diversification while earning returns. The asset classes considered for the UK plan's investments are UK Government bonds, other UK bonds and equities. Plan assets are actively managed, with investment managers maintaining the aforementioned target asset allocation within a 5% tolerance range.

The Company's net benefit plan expense is as follows:

	2008	2007	2006

Current service cost – defined benefit	22	21	12

Current service cost – defined contribution	13	11	11

Interest cost	15	12	10

Actual return on plan assets	37	(7)	(22)

Actuarial (gain) loss on accrued benefit obligation	(39)	2	24

Other	–	(3)	2

Costs arising during the year	48	36	37

Differences between costs arising during the year and net benefit plan expense

Return on plan assets	(52)	(7)	19

Actuarial loss (gain)	44	2	(31)

Prior service benefit	1	(3)	–

Amortization of net transitional asset	(1)	(1)	–

Net benefit plan expense	40	27	25

The net benefit plan expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1k).

Information about the Company's defined pension benefit plans is as follows:

	2008 Pension plans grouped by funded status		2007 Pension plans grouped by funded status
	Surplus [1]	Deficit [1]	Surplus [1]	Deficit [1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	66	196	67	180

Current service cost	1	21	1	20

Interest cost	4	11	3	9

Actuarial losses (gains)	(11)	(28)	(1)	3

Plan participants' contributions	–	1	–	1

Benefits paid	(5)	(4)	(4)	(3)

Foreign currency translation	–	(9)	–	(16)

Other	(1)	1	–	2

Accrued benefit obligation, end of year	54	189	66	196

Plan assets

Fair value of plan assets, beginning of year	96	109	111	100

Actual return on plan assets	(18)	(19)	–	7

Employer contributions	–	21	–	18

Plan participants' contributions	–	1	–	1

Surplus applied to defined contribution plan	(12)	–	(11)	–

Benefits paid	(5)	(4)	(4)	(3)

Expenses	(2)	(1)	–	–

Foreign currency translation	–	(8)	–	(13)

Other	–	–	–	(1)

Fair value of plan assets, end of year	59	99	96	109

Funded status – surplus (deficit) [2]	5	(90)	30	(87)

Unamortized net actuarial losses	29	33	15	38

Unamortized prior service cost	–	6	–	6

Unamortized net transitional (asset) obligation	(2)	2	(3)	2

Net accrued benefit asset (liability)	32	(49)	42	(41)

1
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2
$57 million (2007 – $64 million) of the funding deficit is secured by letters of credit.

The projected future benefit payments are as follows:

2009	2010	2011	2012	2013	Thereafter

9	10	11	11	12	79

During 2009, the Company expects to make contributions of $24 million to its defined benefit plans.

At December 31, 2008, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $11 million (2007 – $10 million). The other post-retirement benefit plans provide medical, dental and life insurance benefits for active and retired employees. The effect of a 1% change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

23.  segmented information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America [1]			UK [2]			Scandinavia [3]
(millions of C$)	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenue

Total gross sales	4,090	2,894	2,922	3,458	2,606	2,344	1,192	827	812

Hedging gain (loss)	–	110	86	(28)	(6)	(20)	–	–	–

Royalties	717	528	533	13	4	6	–	–	–

Net sales	3,373	2,476	2,475	3,417	2,596	2,318	1,192	827	812

Other	117	103	72	25	18	25	4	22	10

Total revenue	3,490	2,579	2,547	3,442	2,614	2,343	1,196	849	822

Segmented expenses

Total operating expenses	595	506	448	942	872	626	272	279	252

Transportation	68	65	73	49	51	50	35	34	26

DD&A	1,130	1,032	925	1,145	605	431	421	264	199

Dry hole	270	371	131	93	104	26	90	83	11

Exploration	165	148	168	54	40	24	50	34	30

Other	(85)	(48)	(108)	23	25	26	14	(9)	–

Total segmented expenses	2,143	2,074	1,637	2,306	1,697	1,183	882	685	518

Segmented income before taxes	1,347	505	910	1,136	917	1,160	314	164	304

Non-segmented expenses

General and administrative

Interest on long-term debt

Stock-based compensation

Currency translation

Loss on held-for-trading financial instruments

Total non-segmented expenses

Income from continuing
operations before taxes

Capital expenditures

Exploration	1,474	851	1,080	188	246	138	165	148	102

Development	949	799	1,080	545	959	1,027	651	436	216

Midstream	56	133	174	–	–	–	–	–	–

Exploration and development	2,479	1,783	2,334	733	1,205	1,165	816	584	318

Property acquisitions

Proceeds on dispositions

Other non-segmented

Net capital expenditures [6]

Property, plant and equipment	9,185	7,857	7,479	4,738	5,683	6,055	1,745	1,536	1,250

Goodwill	242	244	244	306	335	449	602	639	658

Other	858	1,012	668	253	301	414	154	172	109

Discontinued operations	15	119	701	165	161	413	93	301	377

Segmented assets	10,300	9,232	9,092	5,462	6,480	7,331	2,594	2,648	2,394

Non-segmented assets

Total assets

1	North America	2008	2007	2006	2	UK	2008	2007	2006	3	Scandinavia	2008	2007	2006

	Canada	3,263	2,369	2,294		UK	3,442	2,614	2,343		Norway	1,196	849	822

	US	227	210	253		Netherlands	–	–	–		Denmark	–	–	–

	Total revenue	3,490	2,579	2,547		Total revenue	3,442	2,614	2,343		Total revenue	1,196	849	822

	Canada	8,384	7,467	7,032		UK	4,738	5,683	6,055		Norway	1,745	1,536	1,250

	US	801	390	447		Netherlands	–	–	–		Denmark	–	–	–

	Property, plant and equipment	9,185	7,857	7,479		Property, plant and equipment	4,738	5,683	6,055		Property, plant and equipment	1,745	1,536	1,250

	Southeast Asia [4]			Other [5]			Total
(millions of C$)	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenue

Total gross sales	2,479	2,096	2,125	560	438	321	11,779	8,861	8,524

Hedging gain (loss)	–	–	–	–	–	–	(28)	104	66

Royalties	1,066	843	797	295	183	133	2,091	1,558	1,469

Net sales	1,413	1,253	1,328	265	255	188	9,660	7,407	7,121

Other	–	2	2	–	–	–	146	145	109

Total revenue	1,413	1,255	1,330	265	255	188	9,806	7,552	7,230

Segmented expenses

Total operating expenses	195	169	161	21	28	21	2,025	1,854	1,508

Transportation	47	47	46	9	8	7	208	205	202

DD&A	254	248	224	29	28	34	2,979	2,177	1,813

Dry hole	13	48	15	26	1	30	492	607	213

Exploration	74	22	22	88	71	69	431	315	313

Other	29	6	9	1	7	11	(18)	(19)	(62)

Total segmented expenses	612	540	477	174	143	172	6,117	5,139	3,987

Segmented income before taxes	801	715	853	91	112	16	3,689	2,413	3,243

Non-segmented expenses

General and administrative							295	223	233

Interest on long-term debt							168	207	165

Stock-based compensation							(73)	(15)	51

Currency translation							(165)	53	25

Loss on held-for-trading financial instruments							(1,664)	25	–

Total non-segmented expenses							(1,439)	493	474

Income from continuing

operations before taxes							5,128	1,920	2,769

Capital expenditures

Exploration	309	172	72	159	144	161	2,295	1,561	1,553

Development	459	340	259	16	29	4	2,620	2,563	2,586

Midstream	–	–	–	–	–	–	56	133	174

Exploration and development	768	512	331	175	173	165	4,971	4,257	4,313

Property acquisitions							452	317	204

Proceeds on dispositions							(100)	(45)	(119)

Other non-segmented							64	41	36

Net capital expenditures [6]							5,387	4,570	4,434

Property, plant and equipment	2,984	2,030	1,561	835	241	238	19,487	17,347	16,583

Goodwill	129	104	123	4	3	4	1,283	1,325	1,478

Other	304	293	365	138	61	57	1,707	1,839	1,613

Discontinued operations	–	–	–	255	245	266	528	826	1,757

Segmented assets	3,417	2,427	2,049	1,232	550	565	23,005	21,337	21,431

Non-segmented assets							1,270	83	50

Total assets							24,275	21,420	21,481

4	Southeast Asia	2008	2007	2006	5	Other	2008	2007	2006	6	Excluding corporate acquisitions

	Indonesia	863	591	558		Trinidad and Tobago	–	–	–

	Malaysia	408	473	551		Algeria	219	220	174

	Vietnam	49	28	30		Tunisia	46	35	14

	Australia	93	163	191

	Total revenue	1,413	1,255	1,330		Total revenue	265	255	188

	Indonesia	990	820	417		Trinidad and Tobago	–	–	–

	Malaysia	1,277	884	879		Algeria	221	193	199

	Vietnam	470	162	54		Tunisia	21	14	15

	Australia	247	164	211		Other	593	34	24

	Property, plant and equipment	2,984	2,030	1,561		Property, plant and equipment	835	241	238

24.  information regarding united states gaap differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below:

Balance Sheet Items in Accordance with US GAAP

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
December 31 (millions of C$)		2008		2007

				(restated – see note 3)	(restated – see note 3)
Current assets		2,928	2,928	1,925	1,925

Property, plant and equipment	1-3	19,487	19,674	17,347	17,553

Other non-current assets	4,9,10	1,860	1,813	2,148	2,078

		24,275	24,415	21,420	21,556

Current liabilities	10	2,818	2,957	2,362	2,481

Long-term debt		3,961	3,961	4,862	4,862

Future income taxes	2	4,032	3,961	4,038	3,946

Other non-current liabilities	4,9,10	2,314	2,367	2,195	2,273

		13,125	13,246	13,457	13,562

Shareholders' equity

Common shares		2,372	2,372	2,437	2,437

Contributed surplus	5	84	101	64	81

Retained earnings	1-6,9,10	8,966	9,001	5,651	5,695

Accumulated other comprehensive loss	4,6,9	(272)	(305)	(189)	(219)

Total liabilities and shareholders' equity		24,275	24,415	21,420	21,556

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2008	2007	2006

			(restated – see note 3)	(restated – see note 3)
Net income from continuing operations – Canadian GAAP		3,336	1,020	1,296

Depreciation, depletion and amortization	1,2,3	(19)	(29)	(35)

(Loss) gain on derivative instruments	4	39	(9)	(13)

Deferred income taxes	2	(21)	34	12

Stock-based compensation	10	(5)	(103)	(37)

Interest on long-term debt	4	(3)	(3)	(3)

		(9)	(110)	(76)

Net income from continuing operations		3,327	910	1,220

Net income from discontinued operations		183	1,058	709

Net income before cumulative effect of changes in accounting principles		3,510	1,968	1,929

Cumulative effect of changes in accounting principles, net of tax	10	–	–	(9)

Net income – US GAAP		3,510	1,968	1,920

Per common share amounts US GAAP (C$)

Basic

Net income from continuing operations		3.27	0.88	1.12

Net income from discontinued operations		0.18	1.03	0.65

Net income before cumulative effect of changes in accounting principles		3.45	1.91	1.77

Cumulative effect of changes in accounting principles, net of tax		–	–	(0.01)

Net income		3.45	1.91	1.76

Diluted

Net income from continuing operations		3.22	0.86	1.09

Net income from discontinued operations		0.18	1.00	0.63

Net income before cumulative effect of changes in accounting principles		3.40	1.86	1.72

Cumulative effect of changes in accounting principles, net of tax		–	–	(0.01)

Net income		3.40	1.86	1.71

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2008	2007	2006

Net income – US GAAP		3,510	1,968	1,920

Foreign currency – translation of self-sustaining operations		(2,286)	947	179

Foreign currency – translation into reporting currency		2,186	(1,242)	208

Employee benefits, net of tax		(3)	(13)	–

Change in fair value of cash flow hedges, net of tax	4	17	(98)	92

Other comprehensive income (loss) – US GAAP		(86)	(406)	479

Comprehensive income – US GAAP		3,424	1,562	2,399

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2008	2007	2006

Operating

Cash provided by operating activities	7	5,723	3,752	4,056

Investing

Cash used in investing activities	7	(4,543)	(2,921)	(3,452)

Financing

Cash used in financing activities	8	(1,655)	(393)	(656)

Effect of translation on foreign currency cash		32	(5)	10

Net increase (decrease) in cash and cash equivalents		(443)	433	(42)

Cash and cash equivalents, beginning of year	8	536	103	145

Cash and cash equivalents, end of year	8	93	536	103

GAAP Differences

24.1)   Gains on Property Exchanges:   In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

24.2)   Income Taxes and DD&A Expense:   In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in DD&A expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

24.3)   Impairments:   In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

24.4)   Forward Foreign Exchange Contracts and Other Financial Instruments:   The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges, as described in note 15. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheets at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive income with any ineffective portion recognized in net income. The ineffective portion in 2008 was $nil (2007 – $nil; 2006 – $10 million). In 2006, the change in the fair value of derivative financial instruments increased other comprehensive income by $92 million, net of income tax of $38 million. For fair value hedges, both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

24.5)   Appropriation of Contributed Surplus:   In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

24.6)   Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations:   Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are realized in other comprehensive income. Under Canadian GAAP, prior to 2007, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

24.7)   Cash Provided by Operating Activities Presentation:   Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

24.8)   Cash and Cash Equivalents:   Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

24.9)   Employee Future Benefits:   In 2006, the Company adopted recognition and disclosure provisions of FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provision of Statements 87 and 106. In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $27 million (2007 – $12 million), other long-term liabilities have increased by $37 million (2007 – $49 million) and future tax liabilities have been reduced by $16 million (2007 – $15 million), with the balance of $48 million (2007 – $46 million) recorded in accumulated other comprehensive income. Also under this Statement, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive income are as follows:

	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional asset (obligation)	2	(2)	–

Past service costs	–	(5)	(5)

Net actuarial loss	(29)	(30)	(59)

Future tax assets	8	8	16

Included in accumulated other comprehensive income	(19)	(29)	(48)

Prior to the adoption of Statement 158 in 2006, the Company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The accumulated benefit obligation calculated in accordance with Statement 87, which includes no allowance for future salary levels, was $182 million at December 31, 2008 (2007 – $207 million).

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset $1 million, net actuarial losses of $7 million and past service costs of $1 million.

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

24.10)   Stock-Based Compensation:   Effective January 1, 2006, the Company adopted FASB Statement 123R for US GAAP purposes. With the exception of the PSU plan, all of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R, there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R in 2006, the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 13.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2008	2007

Expected volatility	44%	30%

Risk free interest rate	2.2%	3.7%

Expected term (years)	5.0	5.0

Expected forfeiture rate	7.8%	7.5%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over an historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2008, the total stock-based compensation recovery was $68 million (2007 – $88 million expense; 2006 – $88 million expense), of which $20 million (2007 – $26 million expense; 2006 – $25 million expense) is allocated to operating expenses, $43 million (2007 – $55 million expense; 2006 – $56 million expense) is allocated to general and administrative expenses and $5 million (2007 – $7 million expense; 2006 – $7 million expense) is allocated to exploration expenses.

The stock-based compensation recovery net of tax was $48 million (2007 – $66 million expense; 2006 – $58 million expense). The total number of options and cash units expected to vest as at December 31, 2008 was 71.5 million, with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $15.18 and an aggregate intrinsic value of $89 million.

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Weighted Average Grant Date Fair Value	Cash Units	Weighted Average Grant Date Fair Value

Unvested at December 31, 2006	36,355,165	14.08	5,944,135	15.02

Granted	12,812,895	20.21	2,759,880	20.16

Vested	(14,229,217)	11.19	(1,137,080)	9.15

Forfeited/expired	(1,082,915)	17.60	(201,595)	17.53

Unvested at December 31, 2007	33,855,928	17.51	7,365,340	17.78

Granted	17,071,170	17.71	2,184,940	18.06

Vested	(14,528,123)	14.22	(2,878,891)	14.40

Forfeited/expired	(1,656,943)	19.18	(444,168)	19.47

Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

At December 31, 2008, there was unrecognized compensation expense of $54 million (2007 – $60 million; 2006 – $95 million) which the Company expects to recognize over a weighted average period of 2.2 years (2007 – 2.1 years).

24.11)   Accumulated Other Comprehensive Income (Loss):   Accumulated other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's accumulated other comprehensive income (loss) is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) minimum pension liability adjustments and adjustments related to the funded status of the Company's benefit plans.

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total

Balance at January 1, 2006	(265)	5	–	(260)

Change in foreign currency translation adjustment	387	–	–	387

Change in fair value of derivatives (net of tax of $32 million)	–	77	–	77

Adoption of FAS 158 (net of tax of $14 million)	–	–	(33)	(33)

Balance at December 31, 2006	122	82	(33)	171

Change in foreign currency translation adjustment	(295)	–	–	(295)

Change in fair value of derivatives (net of tax of $14 million)	–	(98)	–	(98)

Employee benefits (net of tax of $3 million)	–	–	(12)	(12)

Balance at December 31, 2007	(173)	(16)	(45)	(234)

Change in foreign currency translation adjustment	(100)	–	–	(100)

Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17

Employee benefits (net of tax of $1 million)	–	–	(3)	(3)

Balance at December 31, 2008	(273)	1	(48)	(320)

24.12)   Additional Information:   The Company has a financing structure whereby subsidiaries have US$956 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Newly Issued or Adopted US Accounting Standards

a) Fair Value Measurement

During the year, Talisman adopted Statement 157, Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Statement 157 did not have a material impact on Talisman's results or financial position. The additional disclosure required by Statement 157 is presented in note 15.

b) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Statement 158, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of Statement 158 during 2008 did not have an impact on Talisman's results or financial position.

In December 2008, the FASB issued Staff Position FSP FAS 132R-1, Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. This staff position will be effective for Talisman's 2009 reporting.

c) Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. Upon adoption, the first re-measurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Talisman has elected not to report eligible assets and liabilities at their fair value.

d) Business Combinations

In December 2007, the FASB issued Statement 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

e) Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement will be effective for Talisman's 2009 reporting.

f) Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of entities that are presented in conformity with US GAAP. This statement will be effective for Talisman following the US Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board's amendments to existing guidance and its adoption is not expected to have a material impact on the Company.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2008	2007	2006

Total revenue [1]	9,200	7,060	6,377

Net income	3,293	1,840	1,694

Net income per common share (US$/share)	3.24	1.78	1.55

Average exchange rate (US$/C$)	0.9381	0.9348	0.8820

1
Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.